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                                                         OMB APPROVAL
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                                                  OMB Number:          3235-0287
                                                  Expires:     December 31, 2001
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Francis                Steven                 C.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)
     c/o AMN Healthcare Services, Inc.
     12235 El Camino Real, Suite 200
--------------------------------------------------------------------------------
                                    (Street)

     San Diego              CA                     92130
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     AMN Healthcare Services, Inc. ("AHS")
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Year

     November 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                             6.
                                                              4.                              5.             Owner-
                                                              Securities Acquired (A) or      Amount of      ship
                                                 3.           Disposed of (D)                 Securities     Form:     7.
                                                 Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                   2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                 Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                  Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                         (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$.01 per share                     11/13/2001      P              1,200        A      $17.00                     I        (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$.01 per share                     11/13/2001      P              1,200        A      $17.00                     I        (2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$.01 per share                     11/13/2001      P                100        A      $21.00          100        D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$.01 per share                                                                                  1,216,822        I        (3)
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

           POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                                                          (Over)
                                                                 SEC 1474 (3/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

The Reporting Person may be deemed to be a part of a group for purposes of
Section 13(d) and Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended. The group may be deemed to include the Reporting Person, The Francis Family Trust dated May 24, 1996 (the "Trust"), the Reporting Person's wife, Gayle Francis, the Reporting Person's son and the Reporting Person's daughter. Nothing set forth herein shall be deemed to be an admission that such a "group" exists.

(1) The Reporting Person beneficially owns and shares voting and dispositive power over such shares with his wife, as custodian for his son. The Reporting Person disclaims the beneficial ownership of all such Common Stock owned by his wife and son.

(2) The Reporting Person beneficially owns and shares voting and dispositive power over such shares with his wife, as custodian for his daughter. The Reporting Person disclaims the beneficial ownership of all such Common Stock owned by his wife and daughter.

(3) 1,214,422 of such shares are held by the Trust. The Reporting Person is a co-trustee of and has shared voting and dispositive power over the Trust with his wife. The remaining 2,400 of such shares are held as described in footnotes
(1) and (2) above.


     /s/ Steven C. Francis                                  December 5, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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